

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Nick S. Cyprus
Vice President, Controller and Chief Accounting Officer
General Motors Company
300 Renaissance Center
Detroit, MI 48265-3000

> **Re:** **General Motors Company**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-34960**

Dear Mr. Cyprus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Raw Materials, Services and Supplies, page 12

1. We note that "in some instances, [you] purchase systems, components, parts and supplies from a single source and may be at increased risk for supply disruptions." In future filings, please include a chart identifying the items or categories of items and the single source supplier for each or tell us why this disclosure would not be material to investors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

Reduce breakeven levels through improved revenue realization and a competitive cost structure, page 53

2. We note you disclose that GNMA would have achieved breakeven at a wholesale volume of approximately 2.3 million vehicles, consistent with an annual U.S. industry sales volume of approximately 9.5 to 10.0 million vehicles. Please provide us with substantiation for this disclosure. Your response should address the factors and/or trends that caused the breakeven U.S. industry volume to change from 10.5 to 11.0 million vehicles, as disclosed in your recent Form S-1, to 9.5 to 10.0 million vehicles as disclosed here. If this change was the result of known trends, please revise your disclosure to include a discussion of such trends.

3. Based on GMNA's market share of 18.2% for the year ended December 31, 2010, it is unclear how a wholesale volume of approximately 2.3 million vehicles would be consistent with an annual U.S. industry sales volume of approximately 9.5 to 10.0 million vehicles. Please explain.

Automotive Cost Of Sales, page 72

4. We note your discussion of components of cost of sales on page 68. This discussion does not appear to indicate the relative significance of each component. In order to provide greater insight into the current composition and potential variability of cost of sales, please consider including a table quantifying the material components of cost of sales, and changes therein, with corresponding discussion. In the alternative, please revise your disclosure on page 68 to indicate the relative significance of each component.

Liquidity and Capital Resources

Automotive

Available Liquidity, page 98

5. We note from your disclosure in Note 23 that you have material assets that you consider permanently reinvested overseas. In this regard, it appears there may be amounts recorded in your financial statements, and included in your discussion of liquidity, for which there are material tax-driven restrictions on the free flow of funds from foreign subsidiaries. If so, please add a discussion of such assets. This discussion should include the potential charges that may be incurred if such amounts were repatriated.

Credit Facilities, page 104

6. In light of your new $5 billion Secured revolving credit facility, please revise the second sentence of this section as it appears your credit facilities are no longer typically held at the subsidiary level, nor are they geographically dispersed across all regions.

Note 5. Acquisition and Disposal of Business, page 185

Note 28. Interest Income and Other Non-Operating, net, page 283

7. We note that, in the fourth quarter of 2010, you recorded amounts related to the Nexteer and GM Strasbourg transactions within Other non-operating income. Please tell us why you believe that classification of these items as non-operating is appropriate.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Nolan McWilliams at 202-551-3217 if you have questions regarding comments on legal matters. Please contact Amy Geddes at 202-551-3304 or me 202-551-3211 if you have questions regarding comments on the financial statements, related matters, or any other questions.

       Sincerely,

David R. Humphrey
Branch Chief